

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2010

<u>VIA U.S. Mail and Facsimile</u>

Jens Meyerhoff
Chief Financial Officer
350 West Washington Street, Suite 600
Tempe, Arizona 85281

> **Re: First Solar, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 22, 2010**
> **File No. 001-33156**

Dear Mr. Meyerhoff:

We have reviewed your response dated June 25, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 26, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Estimates, page 42

Goodwill, page 43

1.   We reference your response to prior comment 4. In future filings, with respect to the systems business, please disclose how you apply the market participant approach in evaluating goodwill as that approach described in your response.

Results of Operations, page 44

2.   We reference your response to prior comment 5. Tell us the amounts of sales and costs of sales recognized by the components business in 2009 for modules incorporated in projects sold by the systems business in that year.

Item 8. Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 67

Project Assets – Current and Noncurrent, page 82

3.   We note your response to prior comment 15. Please revise future filings to disclose how you analyze project assets to determine whether the assets have been impaired, including how you assess a project for commercial viability, similar to your response.

Other Current Liabilities, page 83

4.   We reference your response to prior comment 17 indicating that during 2009 certain transactions included a variable component of the selling price. In future filings, within the revenue recognition policy disclosure, please provide a description of the nature of the variable component of your selling price. Please also discuss your policy for deferring revenue in those certain circumstances.

Note 22. Segment and Geographical Information, page 105

5.   Please provide us with a sample copy of the package you provide to the chief operating decision maker for purposes of making decisions about segments and related disclosures.

6.   We refer to your response to prior comment 20. As all corporate costs and shared expenses are currently allocated to the components business, please tell us why you should not separately disclose the amount of these expenses in your segment disclosure.

7.   In your response to prior comment 22 you state that after the revenue recognition process is complete and cost of sale values are recorded, you make allocations of operating expenses "to reflect how [your] CODM views the business." Please clarify in your response how the CODM determines the amount to record to the systems versus components segment in the event of a loss that is not deemed temporary.

8.   In future filings please disclose the total amount of revenues from sales of solar power systems sold by the systems business as required by FASB ASC 280-10-50-40. Please note that the enterprise wide disclosures are not based on the management approach used to development segment information. Accordingly, revenues from sales of systems projects disclosed under the referenced requirement should include the full amount of revenue recognized, including revenue attributed to modules. If you believe this disclosure is not required, please explain in response to this comment.

9.   As a related matter, we note in your response to prior comment 5 that you believe that disclosure of the amounts of sales and costs of sales recognized by the components business for modules incorporated in projects sold by the systems business would not provide meaningful information for the readers of your financial statements because that information is not reviewed by the CODM. However, please tell us why MD&A should not quantify and describe revenues from sales of systems projects as those revenues are required to be determined and disclosed under the enterprise wide disclosure from FASB ASC 280-10-50-40. In that regard, tell us how you have considered the guidance from Item 303(a)(3)(1) of Regulation S-K in reaching your conclusion.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief